Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Zenus, Inc.
411 West Monroe Street
Austin, TX 78704
https://zenus-biometrics.com/

Up to $1,069,998.04 in Common Stock at $2.02
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Zenus, Inc.
Address: 411 West Monroe Street, Austin, TX 78704
State of Incorporation: DE
Date Incorporated: October 19, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 4,950 shares of Common Stock
Offering Maximum: $1,069,998.04 | 529,702 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.02
Minimum Investment Amount (per investor): $199.98

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 10 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 15 days and receive an additional 10% bonus shares.

Amount-Based:

$500 | Influencer

Invest $500 and you will receive a monthly investor update with the latest news and share your opinion.

$1,000 | Insider

Invest $1,000+ and you will be invited to a quarterly video call and an exclusive demo. You will also receive the Influencer perk.

$2,500 | Early Adopter

Invest $2,500+ and you are eligible to receive a smart camera for one month to test and share your feedback. Shipping within the US is included. You will also receive the Influencer and Insider perks.

$5,000 | Contributor

Invest $5,000+ and you are eligible to receive a smart camera for six months to test and contribute to the future roadmap. This is a $4,500 deal! Shipping within the US is included. You will also receive the Influencer and Insider perks.

$10,000 | VIP Investor

Invest $10,000+ and you will receive 10% more shares as a bonus. You will also have access to a private dinner for VIP Investors with the executive team and receive the Influencer, Insider, and Contributor perks. Transportation and lodging are not included.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Zenus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $2.02/ share, you will receive and own 110 shares for $202. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Zenus, formerly Bits and Data Labs, Inc., develops proprietary solutions for continuous and large-scale video analysis. In particular, our team specializes in processing multiple video streams and analyzing hundreds of faces.

Sales and marketing teams need accurate user insights to measure and improve the performance of offline (out-of-home) campaigns and activations. A few examples include popup shops, promotions, retail analytics, trade shows, sponsorships, etc. This is an important need for large corporations and small and medium enterprises (SMEs) because it affects their sales.

With our technologies they can: Count foot traffic, draw heatmaps, calculate dwell time, predict demographic information (sex/age), assess sentiment (happiness), distinguish individuals, employ real-time position tracking, monitor occupancy and measure adherence to physical distancing.

Our smart cameras analyze video locally (edge processing) and display the results on a live dashboard which is accessible through the web. They may also submit pre-recorded video footage so that our system can process it to produce interactive graphs and insights. Select partners may license parts of our technology and integrate it into their platforms.

Our revenue is predominantly generated through selling access to our software. We recently launched a Software as a Service subscription model (i.e., $750/camera/month) which requires an annual commitment. Certain businesses may receive special packages to match their needs (e.g., large business events which take place a few times a year).

We have tested our technologies on deployments ranging from a few hundred to tens of thousands of people. To ensure our services have a positive impact in the world, we focus on applications and industries which enhance user experience and add value to businesses. Examples include analytics for professional conferences, tradeshows and exhibitions, out of home activations, experiential marketing campaigns, and retail stores.

Our technologies have helped brands such as Keller Williams, ServiceNow, United Kingdom Treasury, Oracle, Accenture, Deloitte, KPMG, Mastercard, and Crown Commercial. Some of these companies engaged directly with us whereas others received data and reports indirectly through a partner.

In addition, we have established a global footprint with completed sales and deployments around the world: North and South America, Europe, Middle East, Africa, and Australia.

Corporate Structure and Current Offering

The Company has authorized 10,000,000 shares of Common Stock under its Amended and Restated Certificate of Incorporation and has previously issued Simple Agreements for Future Equity (SAFEs) to multiple investors at various valuation caps and/or discounts set forth below. These SAFEs remain outstanding and will not convert into shares of stock in connection with this offering. We expect the SAFEs to convert into shares of stock in a future financing or sale of the company, resulting in dilution to our stockholders at such time as described in more detail below. As part of the Regulation Crowdfunding raise, the Company will be offering up to 529,703 shares of Common Stock, which number may be increased to up to 635,644 shares if all shares offered as perks or bonuses, as described on pages 3 and 4 of this offering memorandum, are actually issued.

Competitors and Industry

Market Alternatives: The most prominent solutions for tracking offline audiences rely on RFID and Bluetooth technologies. These solutions are particularly popular in the trade show and exhibitions space.

Providers such as Zebra Technologies and HID Global have dominated the RFID industry producing tags, fobs, and readers. Zebra Technologies generated over $4B in net sales for 2018 whereas Assa Abloy (which acquired HID Global in 2000) generated over $9B in revenue for the same year. The RFID market is expected to be valued at $31.42 Billion by 2023, growing at a Compound annual growth rate (CAGR) of 7.7% between 2017 and 2023 according to MarketsandMarkets research.

The bluetooth beacon market is poised to be worth $58.7B by 2025 with a projected growth of 95.3% from 2017 to 2025 according to Grand View Research. Retail and the broader hospitality industry are expected to drive the growth. Two of the most prominent suppliers in this segment are Broadcom and Qualcomm.

Companies which develop analytics solutions for end clients need to purchase hardware and supplies (e.g., tag or fobs) from such companies and integrate them into their product. Solutions developed in this manner are limited in at least one of the following ways: (i) short scanner range, (ii) cumbersome enrollment or assignment process, (iii) tedious technical installation, and (iv) lack of demographic and sentiment data.

For instance, it is considered general knowledge that RFID solutions require a tag to be assigned to each user. Likewise, while most people have used a camera before, few have installed and configured an RFID scanner/reader. It is also common knowledge that Bluetooth has limited range, especially for indoor applications, and that both RFID and Bluetooth technologies cannot infer demographics or sentiment data.

<u>Product Alternatives</u>: This category includes solutions which rely on computer vision technologies to analyze audiences.

Microsoft Azure and AWS Rekognition are the biggest players in this sector. There are 6 billion transactions per month on the Azure Cognitive Services and 2 billion predictions are made each month using the Azure Machine Learning service according to an earnings call by Microsoft's CEO, Satya Nadella. In its 2019 Annual Report, Microsoft also stated that "the quintessential characteristic for every application going forward will be AI."

Solutions built on top of cloud-based providers (e.g., AWS and Azure) are limited by bandwidth requirements and cloud-processing costs. Streaming multiple 4K video streams requires infrastructure which is not available in the broad marketplace. Even if bandwidth restrictions are resolved, continuously processing video streams on the cloud is expensive. Last but not least, transmitting video with people’s faces to the cloud raises privacy concerns. The internal security review teams of established corporate clients restrict this type of data transmission. This type of video streaming is also restricted in some markets by local regulations.

Moreover, these corporations support a wide range of products which allows smaller companies to capture market share in specialized segments. A few of these companies include Density that uses above-the-door sensors to count people, Kerb that provides a small suitcase for computer vision analytics, and Exposure Analytics which promotes a similar product with Kerb.

Existing companies which offer edge devices (including the AWS Deep Lenses) are limited in at least one of the following ways: (i) short detection range, (ii) limited number of metrics, (iii) slow processing speed, and (iv) complicated installation requiring on-site support.

These limitations have been confirmed through market research. They are also noted on the technical specifications provided by the publicly accessible websites of said companies. For instance, above-the-door sensors are not able to capture sentiment data (i.e., limited metrics) and they can only scan people walking through a door (i.e., small area coverage). Solutions which stream videos to the cloud are prone to slow internet connection which is considered general knowledge. Processing continuous video streams on the cloud is also known to be cost-prohibitive for a wide range of applications. Edge devices reviewed require complex installation and/or they have a limited detection range.

Current Stage and Roadmap

In previous quarters, we thoroughly tested the pipeline which takes video footage as an input and analyzes it to produce actionable insights and multiple interactive graphs. We also tested the first generation of our smart cameras which process video locally and upload the insights obtained to the cloud over WiFi. The product evaluations were undertaken using public and private benchmarks and also deployments with clients. Based on customer feedback, our team developed the second generation of our smart cameras.

We increased the field of view from 30 to over 90 degrees, the face detection range from 10 to well over 100 feet, we added more metrics such as demographics (sex/age), and made the face detection module more robust to pose and illumination variations. In addition, we improved connectivity to Wi-Fi, increased resilience to network interruptions, and developed a mechanism which allows us to easily distribute a broad range of software updates. Moreover, we tested different hardware components and established manufacturer relationships which allow us to scale up our operations in an efficient and sustainable manner.

We visualize the insights using a live web-based dashboard. The analytics obtained from our smart cameras include head count, demographics (sex/age), and happiness level. Our team will be ready to ramp up production in Q4 2020.

The Zenus smart cameras are versatile and extensible to multiple use cases across industries. Because they are easy to use, we can offer them directly to end clients or distribute them through channel partnerships. We have signed one reseller agreement and Letters of Intent with prospective partners which support over 10,000 deployments per year for their business. We expect that a strong marketing and sales push will bring more direct bookings as well.

Sales & Marketing: We would like to execute a sales and marketing plan which includes the following actions. First, we would like to on-board full-time sales representatives which will generate leads and convert them into clients using direct outreach (LinkedIn, email, etc). The sales team will also manage inbound requests through our website and social media. Moreover, our sales team will attend industry trade shows and exhibitions to connect with prospective and existing customers and partners. Second, our marketing personnel will focus on growing our online presence through sponsored content in industry blogs, a practice which we have found to be extremely effective. In addition, we will perform an outreach to journalists in order to gain exposure with non-paid media. Last but not least, our team plans to book thought leadership talks for our executive team along with live demonstrations at well known conferences.

Product: In subsequent quarters, our team plans to incorporate more metrics such as estimated dwell time, relative position in space, and more sentiment types. Furthermore, we will improve the design of our dashboard and offer the ability to extract aggregate insights across multiple cameras. The ability to A/B test campaigns and extract insights across multiple locations and types of activations will add further value to our platform.

It is important to note that our smart cameras analyze video locally (edge processing) which has important technical and privacy benefits.

<u>Technical Benefits</u>

1. According to internal benchmarks, transmitting a 4K video which is compressed using High Efficiency Video Coding (H.265) consumes 256GB per day. Our smart cameras need to transmit less than 4MB per day. This is a 64,000 times smaller data consumption per camera.

2. Processing a video stream on the cloud is expensive even for companies which have developed (or licensed) their own facial analytics technology. Prices of leading cloud providers result in about $5,184/month per camera. Our smart cameras analyze video on the device and result in zero processing costs. These are savings of thousands of dollars per month for each camera.

<u>Privacy Benefits</u>

In regions with strict privacy regulations (e.g., General Data Protection Regulation and California Consumer Privacy Act), sending video and image data to the cloud for processing is often restricted.

Our smart cameras do not transmit nor store video or image data. They also do not extract any identifiable information. Instead, the Zenus smart cameras send aggregate, non-identifiable data to the cloud so that our system can update the dashboard and interactive graphs. The smart cameras are password protected and leverage encryption techniques to prevent malicious modifications of the software such as hacking.

As a result, our clients can use our smart cameras with confidence about safeguarding the privacy of their end users. Personally identifiable information is never leveraged.

Other Technologies

In addition to our flagship product line, we have developed a separate module for distinguishing individuals from their face. This technology is licensed to select value-added resellers which are required to comply with the privacy regulations in their region of business. Our team has developed a set of guidelines at the core of which is offering the end user full control over their data.

The Team

Officers and Directors

Name: Panagiotis Moutafis, Ph.D.

Panagiotis Moutafis, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: October 19, 2015 - Present
  Responsibilities: My responsibilities touch every aspect of the company including marketing, sales, product, and strategy. Salary: $49,200/year. Shares: 3,537,223

- **Position:** Board of Directors
  Dates of Service: October 19, 2015 - Present
  Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

Name: Rakshak Talwar

Rakshak Talwar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: October 04, 2016 - Present
  Responsibilities: Software development and project management for the company's product lines. Salary: 42,000 | Shares: 330,000

- **Position:** Board of Directors
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

Name: Rahul Bijlani

Rahul Bijlani's current primary role is with CBRE. Rahul Bijlani currently services .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions. Salary: N/A. Shares: N/A. Mr. Bijlani holds a Simple Agreement for Future Equity in the amount of $50,000 issued by the Company on September 6, 2018.

Other business experience in the past three years:

- **Employer:** CBRE
  Title: Senior Vice Precident
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Rahul Bijlani co-leads CBRE Hotels South-Central US, specializing in hospitality investment sales in the region.

Other business experience in the past three years:

- **Employer:** YB Intel
  Title: Co-owner
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Day to day operations including sales and marketing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common

Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Common Stock purchased in this offering is subject to other restrictions set forth in the subscription agreement and described in more detail below, including a right of first refusal in favor of the Company on any proposed transfer (subject to customary exceptions) and a market stand-off agreement. Additionally, the Common Stock is subject to a drag-along right, such that if the Board of Directors of the Company and the holders of a majority of the aggregate outstanding Common Stock elect to sell the Company, you must participate in this sale. Furthermore, in the Company's discretion, the Company may at any time record your Common Stock in, or transfer it to, the name of a special-purpose vehicle or other entity to be legally held by the entity for your benefit. The Company may also at any time appoint a qualified custodian as attorney-in-fact for you with respect to your Common Stock.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen

at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,069,998.04 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Additionally, on the closing of our next preferred equity financing, our outstanding Simple Agreements for Future Equity will convert into equity securities, which will cause future dilution. See the risk factor titled 'Terms of subsequent financings may adversely impact your investment.' If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. The conversion of our outstanding Simple Agreements for Future Equity into equity securities at the closing of our next preferred equity will also cause further dilution.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products are variants on one type, providing facial recognition analytics and related supporting equipments. Our revenues are therefore dependent upon the market for such.

We may never have an operational product or service
It is possible that there may never be an operational service or that the services may never be used to engage in sales. It is possible that the failure to release the services is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational service or that the services may never be used to engage in sales. It is possible that the failure to release the services is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our services. Delays or cost overruns in the development of our services and failure of the services to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our services will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technologies or services obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other products. Our business growth depends on the market interest in the Company over other products.

We are an early stage company and have not yet generated any profits
Zenus, Inc. was formed on 10/19/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zenus, Inc. has incurred a net loss and has had limited revenues generated since inception. There can be no assurance that we will ever be profitable or, even if we become profitable, that our Board of Directors will determine in its discretion that our financial condition, results of operations, capital requirements, general business conditions and other factors will permit it to declare dividends on our Common Stock.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it is because you think our services and vision are good, the team will be able to successfully market and sell the services, and we can price them right and sell them to enough clients so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns one trademark, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property

portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell services is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of services may be subject to change and if they do then the selling of services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell services and, therefore, your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Zenus, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zenus, Inc. could harm our reputation and materially negatively impact our financial condition and business.

There are many unforeseeable circumstances which may occur especially in the global landscape

Even though our team has performed a significant amount of market research and business continuity planning, there are still unforeseeable circumstances which may impact our success. These include acts of God, accident, riots, war, terrorist act, epidemic, pandemic, quarantine, civil commotion, breakdown of communication facilities, breakdown of web host, breakdown of internet service provider, natural catastrophes, governmental acts or omissions, changes in laws or regulations, national strikes, fire, explosion, generalized lack of availability of raw materials or energy.

Other patents or intellectual property in existence

There is a large body of prior art in computer vision and software so there could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property. Although we have yet to find a patent upon which we believe our service infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other services similar with ours will sue for infringement even if our services do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

This is a new and unproven industry
Our services are new in the market and introduced into the crowded field of analytics and biometrics. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that the company will be able to create a service that generates significant sales, impacting the value of our intellectual property. Our services overlap with established industries such as RFID and Bluetooth. It could be very difficult to persuade a large number of companies using these technologies to switch into a new service. The Company will only be able to create value if prospective clients are persuaded to use our services. This is a challenging task and if we are unsuccessful in achieving significant sales, the value of your investment may significantly depreciate.

Our products may have latent design flaws, and we depend on contract manufacturers to manufacture our products. Any manufacturing issues could result in delays or disruptions that could harm our business.
Although we have done extensive testing on our current services and intend to do similar testing on future services, it is possible that there is a design flaw that will require us to recall or refund all or a significant number of services that we have delivered to customers. Similarly, it is possible that our manufacturers will introduce delays in production or a defect during the manufacturing process triggering a recall. Any major recall or refunds of our services would be expensive and could significantly impact the value of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Panagiotis Moutafis, Ph.D.	3,537,223	Common Stock	71.54

The Company's Securities

The Company has authorized Simple Agreement for Future Equity, Simple Agreement for Future Equity, Simple Agreement for Future Equity, Simple Agreement for Future Equity, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 529,702 of Common Stock.

Simple Agreement for Future Equity

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $350,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event

Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $600,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event

Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $225,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event

Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $20,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event

Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,944,245 outstanding.

Voting Rights

1 vote per share.

the total shares outstanding on a fully diluted basis (4,944,245) includes 4,504,966 shares issued, 116,227 shares to be issued pursuant to outstanding stock options, and 439,279 shares reserved as part of a 2016 option plan, but unissued.

The Common Stock that an Investor may purchase in this offering, which we refer to below as the Securities, is subject to the following restrictions as set forth in the subscription agreement:

Voting Rights. Although the Securities carry the same voting rights as other shares of the Company's common stock, each Investor will appoint the Company's chief executive officer as such Investor's proxy to vote all Securities in a manner that such officer deems appropriate.

Transfer restrictions. The Securities will be subject to a right of first refusal in favor of the Company on any proposed transfer of the Securities by the Investor or any successor, subject to certain customary exceptions, including transfers for estate-planning purposes. The Company will have the right to purchase the Securities proposed to be transferred at the same price and on the same terms as the proposed transfer. The Investor may not transfer the Securities to any competitor of the Company or to any customer, supplier or distributor if determined by the Company's board of directors. The Securities are "restricted" securities under the federal securities laws, which means they cannot be sold or transferred until they are registered with the SEC or unless an exemption from registration applies. In the event that the Company registers its securities with the SEC as part of an initial public offering, the Investor will be subject to a customary market stand-off for up to 180 days after the offering, as determined by the underwriters.

Drag-along. If the board of directors and the holders of a majority of the Company's outstanding common stock approve a sale of the Company, the Investor must also approve the sale and execute appropriate documents in order to effect the sale. However, this requirement will not apply unless, among other things, stockholders' representations and warranties are limited to customary statements about the stockholders' ownership of their shares and the enforceability of the transaction documents, all stockholders' liability is limited to their share of the proceeds, and all holders of the same class and series of stock are treated equally in the sale with respect to amount and form of consideration (except that if the consideration for the sale includes securities, the Company may repurchase the Investor's Securities before the closing of the sale if the Company determines that the issuance of securities as consideration to the Investor would require registration of the securities or of any person as a broker or dealer or cause other concerns for the Company under the federal securities laws).

Reorganization of Securities. In the Company's discretion, the Company may at any time record any Investor's Securities in, or transfer them to, the name of a special-purpose vehicle or other entity to be legally held by the entity for the benefit of the Investor. The Company may also at any time appoint a qualified custodian as attorney-in-fact for any Investor with respect to the Securities.

Each of the foregoing paragraphs is a summary only. Refer to the Subscription Agreement for further details.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If the Company raises capital through a preferred equity financing, the Company's outstanding SAFEs will convert into preferred stock, which will cause further dilution. If the Company is sold or undergoes a liquidation event or dissolves before a preferred equity financing, the SAFEs are entitled to be paid back in full prior and in preference to the Common Stock, or to convert into Common Stock at a price based on the valuation cap or discount, as applicable, whichever conversion method yields a greater return to the SAFE holder. On a preferred equity financing, the SAFEs with a valuation cap convert at a price equal to the lesser of the valuation cap divided by the fully diluted capitalization of the Company and the preferred stock price, and the SAFE with a discount converts at 80% of the preferred stock price.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $350,000.00
  Use of proceeds: This amount was raised to develop and launch the cloud-based API service focusing on the events industry.
  Date: July 03, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $600,000.00
  Use of proceeds: This amount was raised to (i) explore the most efficient commercialization paths for the cloud-based API service and (ii) develop a smart camera with edge processing.
  Date: October 30, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $225,000.00
  Use of proceeds: This amount was raised to (i) convert the cloud-based service into a standalone product, and (ii) finalize development for the smart cameras while conducting the necessary pilots.
  Date: November 14, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $20,000.00
  Use of proceeds: This amount was raised to (i) convert the cloud-based service into a standalone product, and (ii) finalize development for the smart cameras while conducting the necessary pilots.
  Date: May 06, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company has prior operating history.

Circumstances which led to the performance of financial statements

Revenues

The Company revenues went down 43% from $55,383 in 2019 to $31,321 in 2020. The decrease in revenues from 2019 to 2020 was mainly due to the impact of the Covid-19 pandemic and the Company's decision to shift focus towards the development of its analytics service.

Cost of Sales

The total cost of goods sold went down from $7,850 in 2019 to $2,037 in 2020 in parallel to sales. The Company's cost of goods sold consisted primarily of hosting expenses.

Gross Margins

As of December 31, 2020, gross profit was $29,284, which was 93.50% as a percentage of revenues, a decrease of 48% from 2019. The decrease in gross profit was due to the decrease in revenues as mentioned above.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, contractors, legal and professional fees, wages, office supplies, travel, insurance, trade shows, etc. Total operating expenses went from $467,095 in 2019 to $284,622 in 2020, a 60% decrease. As of December 31, 2020, total operating expenses consist of 6% in advertising and marketing at $18,344, and 94% general and administrative (G&A) expenses at $266,289. Wages and salaries made up a substantial portion of G&A at 68% with $181,499, due to the Company focusing on product development and further market analysis for its analytics service. Legal and professional made up 16% of G&A at $41,333 due to the Company launching a Regulation CF campaign, marketing and contractors made up 9% at $24,292 as the Company launched its equity crowdfunding campaign. Office supplies and software subscriptions made up 2% of G&A at $5,688.

The Company is a startup and its operating expenses were greater than its sales, causing it to incur a net loss of $226,495 as of December 31, 2020.

Historical results and cash flows

The Company had an accumulated deficit of $1,202,940 and cash in the amount of $201,930 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2020, cash used in operating activities went down to $223,162 as of December 31, 2020 from $433,336 as of December 31, 2019. The decrease in cash used in operating activities was mainly due to the Company's response to the impact of the Covid-19 pandemic.

Investing Activities

The Company did not make any capital investment in 2020.

As of December 31, 2020, Cash provided by financing activities was $207,392, down from $244,998, in 2019. The decrease in cash provided by financing activities in 2020 was because the Company issued fewer SAFEs in 2020 compared to 2019.

The Company's management does not think that these historical results are what investors should expect in the future. The Company put in place strategies that will support the Company's goals of gaining more market shares and increasing revenues. Specifically, the Company successfully launched the second generation of its smart cameras. The Company believes this product launch greatly expands the number of use cases and sales opportunities. Specifically, the new edge processing devices do not transmit video or images to the cloud. This approach allows for live updates to the analytics dashboard in everyday environments. It also virtually eradicates cloud hosting and processing costs. Because the information is presented in an aggregated format without personal identification, privacy concerns are also alleviated. As a result, the need for an operations person (formerly, Gavin Garvey, Ph.D.) is eradicated at this stage, and the need for negotiating complex client agreements (legal counsel expenses) is minimized. The pricing model for this service is a monthly subscription offering a steady stream of revenue.

Historical results and cash flows:

The Company's management does not think that these historical results are what investors should expect in the future. The Company put in place strategies that will support the Company's goals of gaining more market shares and increasing revenues. Specifically, the Company successfully launched the second generation of its smart cameras. The Company believes this product launch greatly expands the number of use cases and sales opportunities. Specifically, the new edge processing devices do not transmit video or images to the cloud. This approach allows for live updates to the analytics dashboard in everyday environments. It also virtually eradicates cloud hosting and processing costs. Because the information is presented in an aggregated format without personal identification, privacy concerns are also alleviated. As a result, the need for an operations person (formerly, Gavin Garvey, Ph.D.) is eradicated at this stage, and the need for negotiating complex client agreements (legal counsel expenses) is minimized. The pricing model for this service is a monthly subscription offering a steady stream of revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 28, 2021, the Company had $286,804 cash in the bank. The Company's primary sources of liquidity are private sales of convertible securities and cash generated from operations.

The Company holds a Mastercard issued by Brex. The credit card limit is $10,000 and the outstanding balance as of March 28, 2021, was $3,750.

As of December 31, 2019, and December 31, 2018, respectively, the Company had $1,195,000 and $950,000 in Simple Agreements for Future Equity outstanding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has existing capital from previous financing rounds. Nonetheless, the funds of this campaign are critical in executing our commercialization plan at full speed while sustaining business operations beyond one year.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without the funds from this campaign, the Company will have to explore alternative sources of capital, such as angel investors, venture capital investors, debt financing, or government grants, assuming that revenue generated from sales is insufficient to fund ongoing operations. Moreover, it may be required to scale back its commercialization plan to extend the runway provided by the existing and remaining capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum amount will allow us to sustain operations for one year using existing capital provided that we scale back our commercialization plan. The vast majority of the expenses will be allocated to payroll for key team members.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising our maximum funding goal will allow us to operate the Company while executing our commercialization plan at full speed for a minimum of 18 months assuming zero revenue. Income from sales will extend our operations well beyond 18 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to sales, we expect other sources of capital to become available to the Company, such as private investments from high-net-worth individuals and Small Business Innovation Research grants (each worth up to $1M). The Company may also decide to launch another crowdfunding campaign in the future to accelerate its growth.

Indebtedness

- **Creditor:** US Small Business Administration
  Amount Owed: $60,900.00
  Interest Rate: 1.0%
  Maturity Date: May 06, 2022
  On May 6, 2020, the Company received a Paycheck Protection Program loan in the amount of $60,900 from the US Small Business Administration. The loan bears an interest rate of 1% per year and will mature 2 years from signing and it is deferred for the first six months following disbursement of the Loan. Borrower must pay principal and interest payments of every month, beginning seven months following the date of the agreement. This loan is made under the provisions of the PPP, Loan Program and the CARES Act. The principal under this Note may be reduced or forgiven in accordance with the loan forgiveness provisions of the CARES Act and regulations or requirements established by SBA and the U.S. Treasury. The principal of this Note is not to be deemed forgiven or reduced until documented in a writing, signed by Lender or the SBA. Interest under this loan will not be forgiven but payments for interest may be made by

SBA.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,987,374.90

Valuation Details:

Valuation Calculation

The pre-money valuation is calculated based on the total amount of shares outstanding on a fully diluted basis. In making such determination, we assumed that (i) all outstanding options and/or warrants have been exercised, and (ii) all shares reserved for issuance under any equity incentive plan have been issued.

The pre-money valuation does not take into account the $1,195,000 in outstanding SAFEs. Please refer to the Company Securities section of the Offering Memorandum for further details regarding such SAFEs. These SAFEs may affect your ownership in the future. Investors should understand the potential for dilution, please also refer to the Dilution explanation included in this Offering Memorandum.

The pre-money valuation also does not take into account the "Company Perks" and the "StartEngine OWNers Bonus" as described earlier in this offering memorandum. It assumes that the price per share is $2.02, without any adjustments or discounts as described in those sections.

Valuation Explanation

The Board of Directors considered all factors it deemed relevant in determining the Company's valuation, including, but not limited to, the value of the Company's tangible and intangible assets; the market value of similar companies engaged in a substantially similar business; the status of the Company's product development, marketing and sales efforts; the size of the market for the Company's products; the valuation caps of previously issued SAFEs; and other relevant factors, including discounts for lack of marketability and control premiums.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  This amount will be used to address immediate company needs including payroll and marketing initiatives.

If we raise the over allotment amount of $1,069,998.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  5.0%
  We will maintain a small number of smart cameras to conduct paid pilots with new clients. This increases their confidence before committing to larger contracts and at the same time generates short-term revenue.

- *Marketing*
  20.0%
  We have tested different marketing strategies in the past. In our experience, the most effective channels include (i) sponsored content in industry blogs, (ii) sponsorship at trade conferences, and (iii) online advertising.

- *Operations*
  10.0%
  This portion of the budget will be used for compliance with state and federal tax code along with employment regulations and responsibilities. Legal expenses such as negotiating agreements with our clients and partners are also included in this portion of the budget.

- *Research & Development*
  5.0%
  We will use portion of the funds to cover expenses related to further research and development for our smart cameras including intellectual property protection.

- *Working Capital*
  6.5%
  We will allocate this portion of the budget to cover unforeseen expenses and day-to-day obligations of the company.

- *Employees & Independent Contractors*
  50.0%
  As a young company, the most important asset is our people. Therefore, the payroll related expenses correspond to the plurality of our total budget. This

includes the addition of full-time salespeople to drive revenue growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zenus-biometrics.com/ (https://zenus-biometrics.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zenus

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Zenus, Inc.

[See attached]

ZENUS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Zenus, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Zenus Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 26, 2021
Los Angeles, California

ZENUS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 201,930	$ 217,701
Accounts receivable—net	-	10,144
Total current assets	**201,930**	**227,845**
Total assets	**$ 201,930**	**$ 227,845**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ -	$ 5,995
Credit Card	375	2,968
Current portion of Loan Payable	40,600	-
Other current liabilities	1,210	-
Total current liabilities	**42,185**	**8,963**
Loan	20,300	-
Total liabilities	**62,485**	**8,963**
STOCKHOLDERS EQUITY		
Common Stock	44	45
Equity Crowdfunding-Common Stock	1	-
Equity issuance costs	(32,313)	-
Additional paid in capital	1,374,654	1,195,281
Retained earnings/(Accumulated Deficit)	(1,202,940)	(976,444)
Total stockholders' equity	**139,446**	**218,882**
Total liabilities and stockholders' equity	**$ 201,930**	**$ 227,845**

See accompanying notes to financial statements.

ZENUS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	31,321	55,383
Cost of goods sold	2,037	7,850
Gross profit	29,284	47,532
Operating expenses		
General and administrative	266,289	460,930
Sales and marketing	18,334	6,166
Total operating expenses	284,622	467,095
Operating income/(loss)	(255,338)	(419,563)
Interest expense	305	-
Other Loss/(Income)	(29,147)	-
Income/(Loss) before provision for income taxes	(226,495)	(419,563)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(226,495)**	**(419,563)**

See accompanying notes to financial statements.

ZENUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Equity Crowdfunding-Common Stock		Equity Issuance	Additional Paid In	Retained earnings/	Total Shareholders
(In , $US)	Shares	Amount	Shares	Amount	costs	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2018	**4,605,539**	**$ 46**		**$ -**	**$ -**	**$ 950,000**	**$ (556,882)**	**$ 393,164**
Repurchase of Common Stock	(216,850)	(2)						(2)
Issuance of future equity obligation (SAFE's)						245,000		245,000
Sharebased Compensation						281		281
Net income/(loss)							(419,563)	(419,563)
Balance—December 31, 2019	4,388,689	$ 44	-	$ -	$ -	$ 1,195,281	$ (976,444)	$ 218,880
Capital raised on Crowdfunding			100,722	1	(32,313)	178,804		247,214
Sharebased Compensation						567		567
Net income/(loss)							(226,495)	(226,495)
Balance—December 31, 2020	4,388,689	$ 44	100,722	$ 1	$ (32,313)	$ 1,374,652	$ (1,202,940)	$ 240,166

See accompanying notes to financial statements.

ZENUS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (226,495)	$ (419,563)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share Based Compensation	567	281
Changes in operating assets and liabilities:		
Accounts receivable	10,144	(10,144)
Accounts payable and accrued expenses	(5,995)	5,428
Credit Cards	(2,593)	(5,350)
Other current liabilities	1,210	(3,989)
Net cash provided/(used) by operating activities	**(223,162)**	**(433,336)**
CASH FLOW FROM FINANCING ACTIVITIES		
Repurchase of Common Stock	-	(2)
Capital raised on Crowdfunding	146,492	
Borrowings on SAFEs	-	245,000
Borrowings on Loan Payable	60,900	
Net cash provided/(used) by financing activities	**207,392**	**244,998**
Change in cash	(15,770)	(188,338)
Cash—beginning of year	217,701	406,039
Cash—end of year	**$ 201,930**	**$ 217,701**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 305	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	$ -
Issuance of equity in return for accrued payroll and other liabilities		$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Zenus Inc. was initially set up as Bits and Data Labs, Inc. in the State of Delaware on October 19, 2015. On August 5, 2016 the company changed its name from Bits and Data Labs, Inc. to Zenus, Inc. The financial statements of Zenus Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Zenus develops proprietary solutions for continuous and large-scale video analysis. Our team specializes in processing multiple video streams and analyzing hundreds of faces. In 2017, we launched a cloud-based API system. It allowed ticketing and registration software companies to integrate our facial recognition technology and speed up the check-in process. In 2018, our team enhanced the cloud-based API service by offering pre-built user interfaces. The goal was to help these companies complete the integration process in a better way. In 2019, we continued supporting the cloud-based API service including the pre-built user interfaces and developed a second product line focusing on analytics.

In 2020, we developed an enhanced version of our facial analytics service. Initially, we used pre-recorded footage to test the software through paid and non-paid pilots. We reached a stable version and shifted our focus on developing the second generation of our smart cameras (the first generation was developed and tested in 2019). The end-to-end analytics solution leveraging the second generation of our smart cameras will be ready by the end of the year.

Our company designs the smart cameras and then sources the different components. We are not manufacturing the hardware in-house.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

Zenus, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its services and products when (a) persuasive evidence that an agreement exists; (b) the product has been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Payroll liabilities	905	-
Accrued interest	305	
Total Other Current Liabilities	**1,210**	**-**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 10,000,000 of common shares at $ 0.00001 par value. As of December 31, 2020, and December 31, 2019, 4,489,411 and 4,388,689 shares of common stock have been issued and outstanding, respectively.

5. ISSUANCE OF FUTURE EQUITY OBLIGATION (SAFE'S)

During 2017, the company entered into eight Simple Agreements for Future Equity ("SAFE") for an aggregate amount of $350,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps of $2,000,000.

During 2018, the company entered into twelve Simple Agreements for Future Equity ("SAFE") for an aggregate amount of$600,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps of $4,500,000.

During 2019, the company entered into two Simple Agreements for Future Equity ("SAFE") for an aggregate amount of $225,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps of $8,000,000.

On May 6, 2019, the company entered into a Simple Agreement for Future Equity ("SAFE") to William Marsh Rice University in the amount of $20,000 at a discount rate of 80%.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

As of December 31, 2020, and December 31, 2019, total outstanding was $ 1,195,000 and $ 1,195,000, respectively. The SAFEs were not converted into common stock during 2020 and 2019.

6. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 555,556 shares of its Common Stock pursuant to the Plan, divided into two (2) separate equity programs: (i) the Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock; and (II) the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered the Company (or any Parent or Subsidiary) or pursuant to restricted stock units or other share right awards which vest upon the completion of designated service periods or the attainment of pre-established performance milestones.

The Common Stock were valued using fair value, equal to the fair value of the shares, amounted to $0.01

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	-	$ -	-
Granted	197,700	$ 0.01	
Vested	(26,200)	$ -	
Cancelled	-		-
Outstanding at December 31, 2019	171,500	$ 0.01	3.52
Granted	-	$ -	
Vested	(39,446)	$ -	
Cancelled	(34,927)	$ -	
Outstanding at December 31, 2020	97,127	$ 0.01	2.67

Restricted Stock Purchase Agreement expenses for the years ended December 31, 2020 and December 31, 2019 was $567 and $281, respectively.

7. DEBT

Loan

On May 6, 2020, the Company received an SBA loan from Customer Bank. The details and terms of the loans are as follow:

For the Year Ended December 2020

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Customer Bank -PPP loan	$ 60,900	1.00%	5/6/2020	5/6/2022	$ 305	$ 305	$ 40,600	$ 20,300	$ 60,900
Total					**$ 305**	**$ 305**	**$ 40,600**	**$ 20,300**	**$ 60,900**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 20,300
2022	40,600
2023	-
2024	
2025	
Thereafter	
Total	**$ 60,900**

The Company will apply for PPP loan forgiveness, and it expects for the loan to be forgiven. Once the loan is forgiven, the Company will recognize other income in the amount of the forgiven loan.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (61,720)	$ (114,536)
Valuation Allowance	61,720	114,536
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (395,680)	$ (333,960)
Valuation Allowance	395,680	333,960
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,452,038, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,452,038. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

The company has no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 26, 2021 the date the financial statements were available to be issued.

On March 3, 2021 The company received the second PPP Loan from ReadyCap Lending, LLC in the amount of $60,700. The loan bears interest of 1% and has maturity date. All remaining principal and accrued interest is due and payable 5 years from date of Note.

Starting from January 01, 2021 until March 26, 2021, the company raised in total $ 102,533 on crowdfunding platform, Start Engine.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Zenus, Inc.

Video analysis on a massive scale


94% Occupancy
91% Happy
zenus
Ethical Facial Analysis

Website | Austin, TX | TECHNOLOGY | DATA/ANALYTICS

Zenus introduces a revolution in ethical facial analysis. We provide safe data capture of consumer behavior for the 21.7 trillion dollar in-store retail market. Our proprietary technology produces heatmaps and measures engagement without risk of data theft or personal identification.

$341,714 raised

563 Investors	$9.99M Valuation
$2.02 Price per Share	$199.98 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	2 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 40 | Comments | Follow

Reasons to Invest

- The artificial intelligence market is growing rapidly; it is more important than ever to join and support ethically-developed products
- One smart camera ethically tracks over 12 high-level metrics, covers areas up to 15K square feet, and reduces data transmission by 64,000 times
- Our proven technologies have been used in over 20 countries by companies such as Accenture, Oracle, and the United Kingdom Treasury

Overview

Businesses need data to optimize their customer experience. However, collecting behavioral analytics for out-of-home activities is tedious and cost-prohibitive. Our ethical facial analysis is an excellent solution for retail stores, trade shows, amusement parks, sporting events, and more.


Ethical Consumer Analytics
Excellent for retail stores, business events, and other spaces
6 feet
97% Happy
98% Occupancy
zenus
NVIDIA

*Images may include computer-generated graphics for illustration; our products are continuously iterated.

Our proven technologies have been used in over 20 countries by companies such as ServiceNow, Keller Williams, and Accenture. Zenus is poised to ride the wave of the future, as people like Julius Solaris believe that 2021 has an incredible potential for a huge comeback in the event-planning space.

Rewards

Get rewarded for investing more into Zenus, Inc.:

$199+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Influencer
Invest $500 and you will receive a monthly investor update with the latest news and share your opinion.

$1,000+
Investment
Insider
Invest $1,000+ and you will be invited to a quarterly video call and an exclusive demo. You will also receive the Influencer perk.

$2,500+
Investment
Early Adopter
Invest $2,500+ and you are eligible to receive a smart camera for one month to test and share your feedback. Shipping within the US is included. You will also receive the Influencer and Insider perks.

$5,000+
Investment
Contributor
Invest $5,000+ and you are eligible to receive a smart camera for six months to test and contribute to the future roadmap. This is a $4,500 deal! Shipping within the US is included. You will also receive the Influencer and Insider perks.


Invest now to support
ethically developed products!

$10,000+
Investment

VIP Investor

Invest $10,000+ and you will receive 10% more shares as a bonus. You will also have access to a private dinner for VIP Investors with the executive team + receive the Influencer, Insider, + Contributor perks. Transportation and lodging not included.

In the new normal of COVID-19, we also believe our technology has the ability to create even safer environments. Our smart cameras can analyze the number and position of people in a grocery store to ensure each person is receiving enough space. We continuously enhance our analytics with regular software updates.


Measure ROI
With metrics such as foot traffic, demographics, and engagement
Grow Sales
By providing decision-makers with hard data
Improve Operations
With KPIs such as occupancy levels and people's satisfaction

THE PROBLEM

Data has never been more valuable

Companies need consumer data to guide their sales and marketing efforts.

For online use cases, this is easy - digital services measure engagement and traffic. But collecting the same information for offline, out-of-home experiences, presents a huge challenge. With 84% of retail activity still occurring physically, a massive chunk of behavioral data remains unused!


84% Of Retail Activity Occurs In-Store
But a **massive chunk** of behavioral data remains **unused!**

There is a growing demand from companies to capture this valuable data for audiences at trade shows, retail stores, sporting events, amusement parks, and a whole range of other brick-and-mortar services given the forecast CAGR by multiple research groups.

With COVID-19 at the forefront of every business owner's mind, maintaining a certain occupancy level and adhering to social distancing ordinances has also become a major issue.

THE SOLUTION

Ethically sourced crowd analytics

Thanks to our ground-breaking technology, companies obtain high-level audience analytics with ease. Our smart cameras compute foot traffic, demographics, and positive sentiment over time. All ethically sourced! The findings are displayed on a live, interactive dashboard.


Ground-breaking Technology
We help companies obtain ethically sourced analytics

*Images may include computer-generated graphics for illustration; our products are continuously iterated.

Foot traffic information is used to adjust prices for leasing space at malls and booths at trade shows. Demographics data helps companies understand whether they reach their target audience and how to be more inclusive and personal. Sentiment analysis allows them to see what works and why.

In today's world, having the capabilities to automatically count the number of people inside a store and easily monitor physical distancing is especially crucial for business owners.


We stand by our core values
Protect people's privacy
Practice radical honesty
Do things right
zenus

*Images may include computer-generated graphics for illustration; our products are continuously iterated.

THE MARKET

An $80B opportunity

A top-down analysis of market segments such as retail analytics, experiential marketing, and video analytics found our addressable markets to be $80B and each is quickly growing at a CAGR close to 20%.


$80B
Addressable Markets
Retail
Grocery Stores
Shopping Centers
Events
Business
Recreational
Campuses
Corporate
Universities
Other
Museums
Theme Parks

We believe that in-person activities, in the new normal of COVID-19, will require an additional level of care and that our technology will give businesses the very tools they need to create safer environments.



← 6 ft. →
Help businesses create
safer environments

OUR TRACTION

Major Brands. Global Footprint.

Our technologies have been used in over 20 countries with deployments ranging from small crowds to tens-of-thousands of people.



Our technologies have
been used around the world

Our technologies have helped brands such as ServiceNow, Keller Williams, Accenture, Oracle, and the Treasury of the United Kingdom. Zenus has also signed Letters of Intent with prospective partners which typically support over 10,000 events and activations per year.

Major brands

accenture

HM Treasury

KELLERWILLIAMS.

ORACLE

**Companies which have used our technologies directly or through third parties.*

Throughout the course of our company's evolution, we have explored multiple commercialization paths including a cloud-based service for quick check-in and facial analytics for audience measurement which became our flagship service.

"I was blown away earlier to see the facial recognition capabilities of @Zenusinc. The implications for me as a professional speaker, as well as event organisers, is profound."



Jonathan B., CEO
Meetology

*This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

WHAT WE DO

We create the future of audience measurements

Digital marketing created enormous markets and many of the world's biggest companies. We believe that our technology offers the same potential for non-digital marketing.


Male
Young Adult
Behavioral Insights
Optimize user experience by analyzing people's behavior
91% Happy
96% Engaged

Our software can provide actionable insights by passively tracking key performance indicators (KPIs) such as foot traffic, dwell time, impressions, conversion rate, demographics, and positive sentiment.

This information empowers marketing teams. It helps them make informed, data-driven decisions about their out-of-home campaigns. It is also a great tool to measure return-on-investment (ROI) and grow sales.

A single Zenus smart camera analyzes hundreds of faces, covers thousands of square feet (as much as 15,000 ft^2 for certain use cases), and sends aggregate statistics over Wi-Fi to update our live dashboard.

We continuously improve the performance of our analytics with regular software updates.


Millions of data points
Cover up to 15,000 sq. ft.

THE BUSINESS MODEL

Monthly Subscription

Our research shows that incumbent solutions cost $30K-$200K in order to measure the foot traffic at large trade shows. This is a huge opportunity. After experimenting with different revenue-generating models we landed on a monthly subscription plan with an annual commitment.

Customers pay $750/month/camera to access the live dashboard. The subscription package includes the Zenus smart camera kit at no additional charge. This is similar to the razor and blades business model which has been utilized in many industries including video games.



$750/month
per camera
1.5 in.
1.5 in.
3.3 in.
3.0 in.
zenus

*Pricing may vary

For large accounts, we may offer volume discounts on a case-by-case basis. Special packages may also be designed for pilots and select strategic resellers.

HOW WE ARE DIFFERENT

Better insights for everyone

Everyone has used a camera. But how many people can install and configure a UHF RFID scanner? Exactly! Our smart cameras are foolproof and extremely lightweight. So light, that we recommend mounting them with easy peel-off command stickers. This is the definition of plug-and-play.

The Zenus smart cameras track sentiment and demographics by analyzing micro-expressions and facial features that are not available via RFID, Bluetooth, and Wi-Fi solutions. We capture 95% of the audience without assigning physical tags to users and without tracking people's phones. Wait - there is more!

	zenus	RFID	Bluetooth
Sentiment	✓	✗	✗
Demographics	✓	✗	✗
Logistics	✓	✗	✗
Capture Rate	✓	?	?

*Our smart cameras are plug-and-play and capture audiences without user-assigned tags or devices.

Privacy: We deliver better insights without crossing the line into invasion of privacy. Our smart cameras process the video feed locally with no risk of data theft or personal identification. High-level statistics are transmitted over Wi-Fi to update our live dashboard which is accessible anywhere and anytime.

Network: Each smart camera transmits less than 4 Megabytes of data per day and is extremely resilient to network interruptions. This corresponds to 64,000 times less data transmitted compared with cloud-based solutions. An external battery lasts for 18 hours straight for time-limited deployments.

Coverage: A single smart camera covers up to 15,000 square feet for counting related tasks and up to 1,500 square feet for demographics and positive sentiment.



Gen. 1
Gen. 2
Our Progress
Coverage
222 sq. ft. --> 15,000 sq. ft.
Metrics
Headcount
Happiness
-->
+ Demographics
+ Position Tracking
+ more
Field of View
60˚ --> 95˚
*These are approximate specifications. We continuously enhance our analytics with regular software updates.

Roadmap: Performance updates (including additional metrics, increased accuracy, and longer range) are delivered with software releases. We are planning to launch a real-time, physical distancing monitoring system to help operations managers cope with persistent COVID-19 challenges.

THE VISION

Optimize real-life experiences

Our mission is driven by our values. We aspire to optimize the consumer experience in real-life and protect people's privacy in the process.



Optimize user experience with crowd analytics
This is the best service I have ever received!

We established a strong foothold in our beachhead market – business events with high visibility. Our technology has advanced even further, and our team is hungry to take Zenus to new heights.

OUR LEADERSHIP

Computer vision experts with business acumen

CEO Panos Moutafis, Ph.D. has over nine years of experience in facial analysis research. He is recognized globally for his expertise and has led Zenus into winning multiple international awards. Here he is in a TEDx talk where he discusses the power of facial analysis.

CTO Rakshak Talwar is a computer engineer with deep knowledge of artificial intelligence and electronics engineering. He has previously launched a successful Kickstarter campaign where all customers received their product ahead of time.


Panos Moutafis, Ph.D.
CEO & Co-founder
Rakshak Talwar
CTO & Co-founder


International Awards
Best use of AI Technology
2018
Winner
eventex
Best New Event Technology
2019
Winner
ibtm
Tech Watch Award
2018
Winner
Best New Technology Start-Up
2017
Winner

WHY INVEST

Proven and highly differentiated product

We believe our technology will change the game for real-time, in-person business analytics. The $1.2M we have already raised from prominent investors has validated this. Previous investors include Capital Factory, Rice University, and Frontera Technology Ventures.

Disclaimer: Previous investors invested in different terms than this offering.

Our team has conducted successful pilots around the world and signed Letters of Intent with prospective partners supporting over 10,000 events and activations per year.

Join us today to support ethically developed products!


Take a stance.
Invest now.

**Images may include computer-generated graphics for illustration; our products are continuously iterated.*

In the Press

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Meet Our Team



Panos Moutafis, Ph.D.

Co-founder & CEO

Panos Moutafis, Ph.D. has nine (9) years of experience in facial analysis and he is the co-founder and CEO of Zenus. He received his B.Sc. in Statistics from the Athens University of Economics & Business in Greece, and his Ph.D. in Computer Science from the University of Houston.

He has published 10 research papers in leading journals and conferences which have been cited over 80 times, co-authored a book chapter in Face Recognition Across the Imaging Spectrum, and granted one US patent with one more pending.

His distinctions include the IEEE Homeland Security Conference Biometrics, Forensics, and Physical Security best paper award. He serves on the advisory board at the Lone Star College, enjoys mentoring early stage founders, and offers talks to schools and universities about careers in science and technology.



Rakshak Talwar

Co-founder & CTO

Rakshak Talwar is the co-founder and CTO of Zenus. He earned his B.Sc. in Computer Engineering from the University of Houston and has a decade of startup experience, ranging from robotics to artificial intelligence.

His areas of expertise include deep learning, machine intelligence, computer vision, and electronics engineering. He is a co-inventor for one pending US patent.



Kaleb Pace

Full-Stack Engineer

Kaleb is a Full-Stack Engineer at Zenus and holds a Bachelors in Computer Science from Mississippi State University.

He has diverse experience in multiple areas including hardware test engineering, network penetration testing, front-end, and back-end software development, and DevOps.



Mary Lim

Marketing Specialist

Mary earned her B.S. in Hotel & Restaurant Management and a minor in Marketing.

At Zenus, she manages the company's social media, develops case studies and creates infographics. She also designs and maintains the company's website.

Her work experience ranges from hospitality operations, technical support, B2B sales, and training development.



Rahul Bijlani

Board of Directors

Rahul Bijlani, along with his partner, Michael Yu, joined CBRE in the firm's Houston offices in February 2016 to lead CBRE Hotels South Central United States.

His team has transacted $1+ Billion of hospitality real estate, and uniquely serves both private clients and institutional investors. Rahul's team has executed all over the United States, with a specialization in Texas assets.

In the tech startup world, he is an active Angel and Series A investor, serves as an advisor to Apto – the leading commercial real estate CRM – and co-founded YBIntel, which seeks to improve competitive tracking analytics for the hotel and beverage industry in Texas. Rahul also serves on the board of Zenus, which is using facial analytics to disrupt the events industry.

Prior to joining CBRE Hotels, Rahul and Michael led the #1 National Hospitality Group team at Marcus & Millichap nationwide where they completed over 70% of all hotel sales by Marcus & Millichap in Texas and Louisiana.

Rahul graduated Magna Cum Laude from the University of Rochester in New York, with degrees in Economics and Computer Science, and worked in Los Angeles at a bioinformatics startup prior to joining Marcus & Millichap in Houston in 2005.

Offering Summary

Company	Zenus, Inc.
Corporate Address	411 West Monroe Street, Austin, TX 78704
Offering Minimum	$9,999.00
Offering Maximum	$1,069,998.04
Minimum Investment Amount (per investor)	$199.98

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 4,950

Maximum Number of Shares Offered : 529,702

Price per Share : $2.02

Pre-Money Valuation : $9,987,374.90

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 10 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 15 days and receive an additional 10% bonus shares.

Amount-Based:

$500 | Influencer

Invest $500 and you will receive a monthly investor update with the latest news and share your opinion.

$1,000 | Insider

Invest $1,000+ and you will be invited to a quarterly video call and an exclusive demo. You will also receive the Influencer perk.

$2,500 | Early Adopter

Invest $2,500+ and you are eligible to receive a smart camera for one month to test and share your feedback. Shipping within the US is included. You will also receive the Influencer and Insider perks.

$5,000 | Contributor

Invest $5,000+ and you are eligible to receive a smart camera for six months to test and contribute to the future roadmap. This is a $4,500 deal! Shipping within the US is included. You will also receive the Influencer and Insider perks.

$10,000 | VIP Investor

Invest $10,000+ and you will receive 10% more shares as a bonus. You will also have access to a private dinner for VIP Investors with the executive team and receive the Influencer, Insider, and Contributor perks. Transportation and lodging are not included.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Zenus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $2.02/ share, you will receive and own 110 shares for $202. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

New features and partnerships!

5 days ago

We move at the speed of light with our product and business development! Here are a few highlights below:

1. We now offer the ability to connect our edge processing unit with **existing CCTV cameras**! Clients receive a smooth experience while collecting privacy-friendly insights.
2. The **fleet management system** is being rolled out. It allows us to support hundreds and thousands of devices remotely - we are ready to scale!
3. Many industries are bouncing back, and we receive **RFQs for dozens and hundreds of units**! Our team is working hard to convert more and more of these into sales.
4. We expanded our **global footprint** even further with a new reseller agreement in South Africa. Here is a direct quote: "*It's usually plug-and-pray, but yours is actually plug-and-play.*"

We have more news to come. Tell your friends and family. Help us turn Zenus into a rocket ship! :)

How retail brands benefit from Zenus

12 days ago


zenus
I do not think I expressed my gratitude enough to you last week for all the hard work you and your team did. The Zenus team really exceeded my expectations.
- Zenus Partner

We are honored by the support of our investors and global partners! Watching people's faces light up when they see our live demo is invaluable.

We spoke with different retail brands, and three (3) use cases gained the most traction.

1. **Focus groups** require manual and time-consuming analysis of the participants. Our technology automates and enhances the data collection process by capturing facial micro-expressions over time.
2. **Interactive displays** offer a great way to attract consumer attention and increase brand awareness. With Zenus, brands and store owners can display personalized ads based on demographics.
3. **Campaign funnels** give brands the data they need to understand what works inside each store and maximize sales. Why guess when you can measure and optimize?

Let's do this!

- Zenus

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Zenus, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Zenus, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

How we achieve ethical data processing

20 days ago



Data & Security with zenus

According to the Pew Research Center, 70% of Americans believe their personal data is less secure now than it was five years ago.

While we cannot rewrite the events of the past, we can work together towards a future where personal data does not have to be compromised - or even collected.

Here are some of the steps we take to ensure ethical and secure data processing:

1. Biometric identifiers are never extracted or otherwise used
2. Only aggregate-level (group) insights are computed
3. Video is never stored or transmitted

Moreover, our service fully encrypts data at REST and in transit with the latest TLS protocols. We have made amazing progress and cannot wait to share more exciting news with you.

Thank you for your continued support!

-Zenus

$300K Milestone & A note from a Zenus investor

27 days ago

We passed the $300K milestone! Your support pushes us to work harder than ever before.

Below, Gabriela shares her thoughts about investing in Zenus. If you haven't joined the journey towards ethical AI yet, now is the time. Click the invest button!



zenus
"Panos and the Zenus team are one of the most hard working people. I believe in their idea and I put my trust in them.
My wish for Zenus is to keep doing an amazing job and surprise us with amazing developments🍀"
Gabriela
Zenus Investor

The impact of face masks

about 1 month ago

Can we analyze faces when people wear masks? The answer is yes!

Our team wrote an educational blog post because we receive a lot of questions about this topic.



TOWARDS AI | FOR AUTHORS | CATEGORIES | LATEST | ABOUT | JOIN US | HOME

COMPUTER VISION

Facial Analysis With Masks? Learn How To Achieve 96% Accuracy

Masks and face coverings are here to stay. This is a guide for training robust AI models without crossing the privacy line.

Panos Moutafis, Ph.D. Follow

Feb 6 · 6 min read

The Zenus co-founders demonstrating live facial analysis with masks. Full video available on this link.

Read on to learn how we train AI models that are robust to masks and face coverings.

The article is distributed by a leading publication (Towards AI) and suited for everyone who wants to know more.

Our post received thousands of views and hundreds of likes. Please feel free to share and spread the word!

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Zenus, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Zenus, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Measuring engagement

about 1 month ago

Marketing funnels drive a large portion of the digital world. But obtaining an accurate count of in-person impressions and engagements is a hard problem to solve. Not for us.

Watch as Panos uncovers the audience insights using real deployment data! Every day we make more progress and feel the momentum growing.

Thank you for your continued support!


Campaign Funnel for In-Person Marketing
Watch later
Share
Watch on YouTube

440+ investors and counting!

about 2 months ago


440+
investors :)

We had many new investors join the Zenus journey - welcome aboard!

Whether you saw our campaign while browsing through Start Engine or stumbled upon us through other channels, we want to express our appreciation.

Next milestone ($300K), here we come!

-Zenus

p.s. We will release more educational content and case studies soon; stay tuned :)

Case study with real data

about 2 months ago

A few weeks ago, we shared a sneak peek into our live analytics (link in case you missed it).

Because graphs may be daunting, we recorded a walkthrough of the dashboard to explain the different metrics.

The data shown are from a **real deployment**, so people enjoy hearing the story.

Our service processes vast amounts of information and insights; this is just the tip of the iceberg.

Enjoy and best wishes for a great weekend! :)

-Zenus


Camera Analytics: Case Study
Watch later
Share
Watch on YouTube

SHOW MORE UPDATES

Comments (82 total)

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Craig V. SE OWNER 38 INVESTMENTS INVESTED 12 days ago
Do you intend to pay a dividend?

Panos Moutafis - Zenus, Inc. 8 days ago
Hi Craig,

Thank you for the clarifying question!

Our goal is to reinvest all proceeds to fuel the company's growth because this results in a higher valuation. We believe that this strategy is in the best interests of our shareholders.

Please note that the team members own common stock as well, and thus we are fully aligned with the interests of people investing in our company on Start Engine.

Please feel free to let us know if you have further questions!

Scott H. SE OWNER 22 INVESTMENTS 2 months ago
Hello,
I'm going through the documents and noticed the following:
Rahul Bijlani is listed as providing .25 hours per week to the company. I'm curious as to what business/benefit can be obtained from 15 minutes per week?

Panos Moutafis - Zenus, Inc. 2 months ago
Hi Scott,

Thank you for your question and diligence.

Rahul is a member of our board and we speak once a month to share updates from day-to-day operations. If I recall correctly, the form asked us to estimate his involvement on a weekly basis.

It is worth mentioning that Rahul volunteers his time without being compensated. He simply enjoys sharing his vast experience and network to help us build up the company.

Rahul will frequently spend extra time to offer feedback on marketing material and introductions. He has personally invested a substantial amount in Zenus along with his inner circle.

Last but not least, he is a Senior Vice President at the CBRE Group which "is the world's largest commercial real estate services and investment firm."

I hope this fully addresses your question!

Mack Jones J. 16 INVESTMENTS INVESTED 2 months ago
Is there a limit as to the amount of times you can issue new campaigns? How many times can the closing date be moved?

Panos Moutafis - Zenus, Inc. 2 months ago
Hi Mack, thank you for supporting our campaign!

There is no limit to the number of times the closing date may be extended and how many new campaigns are issued. However, material changes like these must be disclosed here.

In addition, there is a limit to how much funding a company may raise over the course of one year upon launching its Reg CF offering. Typically, startups launch one or two Reg CF offerings and then do a Reg A+ offering.

Please feel free to let us know if you have further questions!

Hyun K. 4 INVESTMENTS 3 months ago
Can you further explain what your patent on "TAGGING SYSTEM FOR SIMILARITY-BASED RETRIEBAL" achieves? I don't understand the Search space mentioned in your patent.

I did notice you've received patent in April 2020.
How exactly is this better than previous facial recognition system and what are the key advantages or differentiation?

Panos Moutafis - Zenus, Inc. 3 months ago
Hi Hyun,

Thank you for the question and best wishes for a Happy New Year!

Please allow me to clarify that our smart cameras do not perform facial recognition. They do not recognize individuals and do not perform any form of personal identification.

This is a legacy patent application which is not implemented and is not used in the current system. Nonetheless, I would be more than happy to explain the high-level concept directly.

The accepted patent you mention is probably the one owned by the University of Houston. This was based on my work and filed while I was studying for my Ph.D. As a result, I do not have the commercialization rights to it.

But our team has developed many novel approaches and intellectual property which are fully owned by Zenus. We have made leaps in the last few months in particular so I have been meaning to shoot a video and talk about these on a high-level via the Start Engine updates section.

I have also been the lead author in several journal and conference publications with high impact scores. This includes co-authoring a book chapter in Face Recognition across the Electromagnetic Spectrum, an invited TEDx Talk, and several national and international awards.

If you keep something from this note it should be that our current team has an amazing ability to innovate and deliver mind-blowing products! :)

Christopher H. SE OWNER 7 INVESTMENTS 3 months ago
Thanks 👍 bud.

Panos Moutafis - Zenus, Inc. 3 months ago
You are most welcome! :)

Christopher H. SE OWNER 7 INVESTMENTS 3 months ago
Don't trust anything that requires tracking a persons facial and bio-metrics to function sounds like more skynet traps god be with you all blood won't be on my hands. No thank you.

Panos Moutafis - Zenus, Inc. 3 months ago
Hi Christopher,

Thank you for sharing with the group.

We both agree computer vision is a powerful tool and share the same concerns about the responsible use of artificial intelligence.

The answer to this is building safeguards within existing products, setting the appropriate legal framework, and educating people. We have been facilitating progress in all of these categories.

Namely, our smart cameras do not extract biometric identifiers and do not store nor transmit video or images. One could rightfully argue they are safer compared with CCTV cameras. In addition, our team has been offering thought leadership talks about best practices and compliance along with writing educational blog posts such as this.

https://www.iotforall.com/facial-analysis-facial-recognitions-unknown-brother

If you would like to have a deeper discussion on this topic, please feel free to connect with me on LinkedIn. I would love to have a healthy and constructive conversation without pressure.

Best wishes for a Happy New Year! :)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: Our faces say so much about us, even without knowing our name. Young. Male. Happy.

What if we had the ability to capture this information? And learn from it?

Zenus introduces a revolution in ethical facial analysis.

Graphic text: $32 Occupancy, 60%, 40%, Happiness Over Time

Our smart cameras offer the full picture for consumer behavior; from foot traffic to group dynamics and audience engagement. All this without identifying who people are; without ever crossing the privacy line.

Panos Moutafis, Ph.D.

If people love something, you'll see it. If a store display attracts more men than women, now you have a way to measure it and optimize. It's a powerful tool.

Allison Young, Events Porject Manager, Keller Williams

We are testing Zenus' new analytics camera in different areas to determine where our attendees are happiest and what areas we have opportunities for improvement.

Rakshak Talwar, Co-founder & CTO

Our target markets represent an $80B opportunity and our technologies have already been used in over 20 countries.

Graphic text: $80 billion - Events, Campuses, Retail, Other

As people return to public spaces, business owners need to ensure safe operations. Our technology offers them easy tracking of occupancy levels and real-time monitoring of physical distancing. It provides companies the tools they need to protect their workers and customers.

Graphic text: occupancy: 110

Our smart cameras analyze hundreds of faces in real time; all without personal identification. The video is processed on the device to compute high-level metrics. Footage and images are never sent to the cloud. I believe there is nothing in the market which comes even close to what we can do.

One smart camera covers up to 15,000 square feet and reduces data transmission by 64,000 times compared with cloud solutions. It also saves thousands of dollars in cloud processing costs while keeping data safer.

Graphic text: Zenus Smart Camera - Generation 2, spaces up to 15k ft2, 4k resolution, over 350 CUDA cores, 64,000x reduction in data transmission, powered by NVIDIA inception program, sony starvis

As we adjust to our new reality, we believe that this technology can help businesses get back on track. You can be a part of the solution. Support our ethically developed product. Invest now.

Graphic text: Zenus

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.